FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release issued by Standard & Poor’s Ratings Services

Item 1

Rating On Bonds By HDFC And ICICI Bank's Bahrain Branch Placed On CreditWatch Negative After Bahrain Downgrade

Primary Credit Analyst:

Amit Pandey, Singapore 65 6239 6344; amit.pandey@standardandpoors.com

Secondary Contact:

Deepali V Seth Chhabria, Mumbai (91) 22-3342-4186; deepali.seth@standardandpoors.com

SINGAPORE (Standard & Poor's) Feb. 22, 2016--Standard & Poor's Ratings Services today placed its 'BBB-' long-term issue rating on senior unsecured bonds issued by the Bahrain branch of HDFC Bank Ltd. (BBB-/Stable/A-3) and ICICI Bank (foreign currency: BBB-/Stable/A-3) on CreditWatch with negative implications. We also placed the 'BB' long-term issue rating on ICICI Bank's Basel II compliant hybrid instrument issued by the Bahrain branch on CreditWatch with negative implications.

At the same time, we placed on CreditWatch with developing implications our 'cnBBB+' Greater China regional scale issue rating on HDFC's Chinese yuan (CNY) 150 million 4.30% bonds maturing 2018, and ICICI's CNY600 million 4% bonds maturing 2017. The developing implications of Greater China scale ratings reflect that the ratings could go higher or lower, whereas the issue credit rating could remain at the current level or be lowered.

These rating actions come after we lowered our long-term sovereign credit rating on Bahrain to 'BB/Stable'. The foreign currency rating on the host sovereign caps our view of the creditworthiness of the bank branches. Both banks have announced that they are in process of taking steps with regard to all their issuances from Bahrain to address the rating action on the host country. Standard & Poor's is studying the alternative payment structures that the banks are proposing for their effectiveness in avoiding and mitigating the sovereign risk of Bahrain.

We aim to resolve the CreditWatch status within a few weeks, or, at the

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Rating On Bonds By HDFC And ICICI Bank's Bahrain Branch Placed On CreditWatch Negative After Bahrain Downgrade

latest, in the next three months. We may lower the ratings by multiple notches if, in our view, the new structure does not reduce the sovereign risk of the host country for HDFC's and ICICI Bank's bondholders. Alternatively, if we believe the new structure insulates the bondholders, we may affirm the ratings. Under this scenario, we may also raise the Greater China regional scale rating on these bonds to 'cnA-', in line with our long-term foreign currency issuer credit ratings on the banks (BBB-/Stable) instead of the sovereign foreign currency rating on Bahrain.

Ratings List

Ratings Placed On CreditWatch Developing

	To	From
Greater China Regional Scale Issue Ratings
ICICI Bank CNY600 mil, 4.00% due 2017	cnBBB+/Watch Dev	cnBBB+
HDFC Bank CNY150 mil, 4.30% due 2018	cnBBB+/Watch Dev	cnBBB+

Ratings Placed On CreditWatch Negative

Global Scale Issue Ratings

ICICI Bank CNY600 mil, 4.00% due 2017	BBB-/Watch Neg	BBB-
ICICI Bank A$150 mil, 6.125% due 2019	BBB-/Watch Neg	BBB-
ICICI Bank US$340 mil, 7.25% subordinated	BB/Watch Neg	BB
HDFC Bank CNY150 mil, 4.30% due 2018	BBB-/Watch Neg	BBB-
HDFC Bank US$500 mil, 3.00% due 2018	BBB-/Watch Neg	BBB-
HDFC Bank US$595 mil, 3.00% due 2016	BBB-/Watch Neg	BBB-

RELATED RESEARCH AND CRITERIA

Related Criteria

•	Financial Institutions - Banks: Bank Hybrid Capital And Nondeferrable Subordinated Debt Methodology And Assumptions, Jan. 29, 2015

•	Criteria - Financial Institutions - Banks: Assessing Bank Branch Creditworthiness, Oct. 14, 2013

•	Criteria - Financial Institutions - Banks: Banks: Rating Methodology And Assumptions, Nov. 9, 2011

•	General Criteria: Standard & Poor's National And Regional Scale Mapping Tables, Jan. 19, 2016

•	General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

•	General Criteria: National And Regional Scale Credit Ratings, Sept. 22, 2014

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such

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Rating On Bonds By HDFC And ICICI Bank's Bahrain Branch Placed On CreditWatch Negative After Bahrain Downgrade

criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 22, 2016	By:	/s/ P. Sanker
			Name:	Mr. P. Sanker

			Title:	Senior General Manager (Legal) & Company Secretary